Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL (212) 574-1223	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

August 27, 2012

Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention: Loan Lauren P. Nguyen
Special Counsel

Re:	Eagle Bulk Shipping Inc. Registration Statement on Form S-3 Filed June 26, 2012 File Number 333-182335

Dear Ms. Nguyen,

We refer to the registration statement on Form S-3 and the prospectus contained therein (the "Registration Statement"), filed by Eagle Bulk Shipping Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on June 26, 2012.

By letter dated July 23, 2012 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.

This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Prospectus Summary

1. Please revise to disclose in the opening paragraphs of your summary your net losses for 2011 and for the interim period ending March 31, 2012.

The Amended Registration Statement has been revised on page 1 in response to the Staff's comment.

Securities and Exchange Commission
August 27, 2012

2. Please expand your disclosure in the prospectus summary to discuss the refinancing transaction that occurred on June 20, 2012 and the outstanding issues with lenders it was designed to resolve.

In response to the Staff's comment, the requested disclosure has been included on pages 3-5 of the Amended Registration Statement.

* * * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Edward S. Horton at (212) 574-1265.

Very truly yours,

Very truly yours,

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:   John Stickel
Adir Katzav

EAGLE BULK SHIPPING INC.
477 Madison Avenue
New York, New York 10022

August 27, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Eagle Bulk Shipping Inc. (the "Company") Amendment No. 1 to Registration Statement on Form S-3 File No. 333-182335

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, Eagle Bulk Shipping Inc.

By:	/s/ Adir Katzav
Name:	Adir Katzav
Title:	Chief Financial Officer

SK 25083 0001 1309594